610 Newport Center Drive, Suite 1150 • Newport Beach, CA 92660
949.718.4400 • 949.759.6876 Fax
July 30, 2010
BY HAND AND BY EDGAR
Robert Telewicz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Nationwide Health Properties, Inc. Form 10-K for the year ended December 31, 2009 Filed February 18, 2010 File No. 001-09028
Dear Mr. Telewicz:
Nationwide Health Properties, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to your letter to Abdo H. Khoury, dated July 19, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2010 (the “Form 10-K”).
For your convenience, your comments are set forth below, followed by the Company’s responses.
Revenue Recognition, page 65
1.	We have considered your response to our prior comment. Please tell us how your assessment of the financial strength of your tenants affects your undiscounted cash flow model used to support the current value of the properties. Within your response, please provide to us whether your assumption of rental cash receipts within your undiscounted cash flow model are greater or lesser than the amount of cash payments currently being received, and whether you anticipate the current tenants to fulfill their obligations under their current leases or have you assumed the need to release the properties. Please ensure that you provide a management basis for these assumptions.
Response:
We assess the property’s current in-place operations, the cash payments due under the lease and the financial strength of the tenant to determine the assumptions to be used in a future undiscounted cash flow model that we use for purposes of evaluating potential property impairments. If the cash rent due under the lease is supported by the property’s current in-place operations and the financial strength of the tenant is strong, we use the contractual cash rent due under the lease in our future undiscounted cash flow model. If the cash rent due under the lease is not supported by the property’s current in-place operations and the financial strength of the tenant is not strong, we use an amount in our future undiscounted cash flow model that is less than the contractual cash rent due under the lease and in-line with what the property’s current in-place operations can support. We use an amount lower than the contractual cash rent due under the lease and factor in any re-tenanting costs such as tenant improvements, leasing commissions and lease inducements if applicable, because we have found that if we decide to replace the existing tenant with another tenant, then the amount of the cash rent that we would be able to charge a new tenant is based on the property’s operations at that time.
2.	We note in the aforementioned response that approximately 50% of your gross receivable balance at December 31, 2009 was due from four tenants. We further note that the company has reserved all or a portion of the receivable amounts due from these tenants. Please expand your MD&A disclosure in future filings to include a discussion of significant tenant collectability.
Response:
The Company will include the requested disclosure in future filings in response to this comment.

In connection with our response to your letter, the Company acknowledges the following:
• the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (949) 718-4413.
Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.
Respectfully yours,

/s/ Abdo H. Khoury
Abdo H. Khoury
Executive Vice President and
Chief Financial and Portfolio Officer

cc:	Kevin Woody, Accounting Branch Chief Securities and Exchange Commission Jonathan L. Friedman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP